SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1 )*

                             DOLE FOOD COMPANY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    256605106
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                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 October 1, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP NO. 256605106
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)
                -------          ------
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):  AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6)   Citizenship or Place of Organization:  Delaware

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     Number of                            7)  Sole Voting Power:      3,361,400*
                                 -----------------------------------------------
     Shares Beneficially                  8)  Shared Voting Power:            0
                                 -----------------------------------------------
     Owned by
     Each Reporting                       9)  Sole Dispositive Power: 3,361,400*
                                        ----------------------------------------
     Person With:                        10)  Shared Dispositive Power:       0
                                        ----------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                3,361,400*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):

                Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):

                6.00%*
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14)  Type of Reporting Person (See Instructions):  IA

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*    Includes:  (i) 731,787 shares (1.31%) of the  Issuer's common stock, no par value per share ("Shares"), beneficially owned by AJR International (BVI), Inc., a British Virgin Islands company, (ii) 293,334 Shares (0.52%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership, (iii) 1,127,598 Shares (2.01%) beneficially owned by Cambrian Fund (BVI), Ltd., a British Virgin Islands company, (iv) 297,930 Shares (0.53%) beneficially owned by Cambrian Partners, L.P., a Delaware limited partnership, (v) 906,851 Shares (1.62%) held in several Managed Accounts ("Managed Accounts") and (vi) 900 Shares (0.002%) beneficially owned by Atlantic Investment Management's 401k/Profit Sharing Plan. In addition, the sole shareholder of the Reporting Person, Mr. Alexander J. Roepers, beneficially owns 3,000 Shares (0.005%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

          This statement relates to the common stock, no par value per share (the "Shares"), of Dole Food Company, Inc. (the "Issuer"). The Issuer has principal executive offices located at One Dole Drive, Westlake Village, California 91362.


Item 2.  Identity and Background

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 3,361,400 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International (BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest"), (iii) Cambrian Fund (BVI), Ltd., a British Virgin Islands company ("Cambrian Fund"), (iv) Cambrian Partners, L.P., a Delaware limited partnership ("Cambrian Partners"), (v) several managed accounts (the "Managed Accounts"), (vi) Atlantic Investment Management's 401k/Profit Sharing Plan (the "Plan") and (vii) Alexander J. Roepers, the president and sole shareholder of the Reporting Person. Mr. Roepers also serves as the general partner of Quest and Cambrian Partners.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, 34th Floor, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Roepers is a citizen of The Netherlands.


Item 3.  Source and Amount of Funds or Other Consideration

          The Shares purchased by the Reporting Person on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners the Managed Accounts and the Plan were purchased with the investment capital of such entities and accounts. The Shares purchased individually by Mr. Roepers were purchased with the personal funds of Mr. Roepers. The aggregate amount of funds used in making the purchases reported on this Schedule 13D/A was $11,057,299.

Item 4.  Purpose of Transaction

          The Reporting Person acquired, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts, the Plan and Mr. Roepers in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to (i) actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer and (ii) improving the Issuer's investor relations.

          In response to the proposal of September 22, 2002 by David H. Murdock to acquire all of the outstanding Shares not owned by him or his family at a price of $29.50 per share in cash, the Reporting Person sent a letter dated October 1, 2002 to the Chairman of the Special Committee of the Board appointed to evaluate this proposal (the "Special Committee"), which is summarized hereinafter.

          In his letter, the Reporting Person urges the Special Committee to reject the proposed price as inadequate. The letter sets forth a number of factors that the Reporting Person believes support the conclusion that Mr. Murdock's offer is not in the best interest of all of the Issuer's shareholders and that the offer is substantially below the fair value of the Issuer. These factors include: (1) the Issuer's historical stock performance, (2) the significant improvement in the Issuer's profits and (3) the substantial progress by the Issuer in implementing its corporate strategy of growing its value-added units and lessening its dependence on its commodity businesses. Further, several managerial decisions largely directed by Mr. Murdock have, in the Reporting Person's opinion, held back the Issuer's equity market valuation, including: (1) the $400 million issuance of debt securities in April 2002, resulting in a substantial negative impact on earnings, and (2) an investor relations program which the Reporting Person deems to be inadequate for a firm of the Issuer's stature. While the Reporting Person acknowledges Mr. Murdock's many contributions in building the Issuer to what it has become today, the Reporting Person believes that in large part the Issuer's shares remain substantially undervalued, ironically, as a result of what the Reporting Person refers to as the "Murdock discount", the lasting impression in the equity marketplace that the Issuer is largely managed as a "quasi private" company by Mr. Murdock.

          While a substantially higher cash offer by Mr. Murdock or a third party might be acceptable to the Reporting Person, the Reporting Person believes that the most compelling long term value creation opportunity for all of the Issuer's shareholders is that the Issuer remains a public company, unencumbered by the "Murdock discount". Consequently, the Reporting Person proposes in the letter that the Special Committee recommend to the full Board of Directors that the Issuer offer to acquire Mr. Murdock's 24% interest in the Issuer at $29.50 per Share in cash, the price that Mr. Murdock has proposed to all other shareholders of the Issuer. In conjunction with the proposed transaction, Mr. Murdock would resign from his various positions at the Issuer as well as from the Board of Directors of the Issuer. While not suggesting any impropriety, the Reporting Person believes that Mr. Murdock's September 22, 2002 proposal brings to the fore Mr. Murdock's inherent conflict-of-interest between his fiduciary duty as its Chairman and Chief Executive Officer to maximize shareholder value for all of the Issuer's shareholders and his interests as a private investor, owning 24% of the Issuer's Shares, who is pursuing the outright ownership of the Issuer at a compelling price.

          The Reporting Person's letter further sets forth the perceived benefits to the Issuer's shareholders of the purchase by the Issuer of Mr. Murdock's Shares, including: (1) the accretive effect on the Issuer's earnings (estimated to be +$0.49 to +$0.84 per share in the first year, depending on the interest rate assumption) and (2) the elimination of the perceived "Murdock discount" from the Issuer's Shares, which the Reporting Person believes, when combined with an investor relations program that the Reporting Person deems proper for the Issuer, could over time result in a measurably higher price/earnings multiple for the Issuer's stock.

          The Reporting Person has offered to discuss its proposal or other strategic shareholder value enhancing alternatives with the Special Committee, and may hold discussions with others who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders.


Item 5.  Interest in Securities of the Issuer

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2002, there were issued and outstanding 56,035,991 Shares as of July 23, 2002.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and the Plan, pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person has sole dispositive and voting power over the 3,000 Shares beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 3,361,400 Shares, or 6.00% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest, Cambrian Fund, Cambrian Partners, the Managed Accounts and the Plan, as well as transactions by Mr. Roepers, in the Shares during the past sixty (60) days:


Date                          Quantity                    Price                  Type of Transaction


8/6/2002                      40,000                      $28.86                 Open Market Purchase

8/14/2002                     10,000                      $28.65                 Open Market Purchase

8/21/2002                     30,000                      $26.86                 Open Market Purchase

8/27/2002                     20,000                      $28.31                 Open Market Purchase

8/28/2002                     30,000                      $27.62                 Open Market Purchase

8/29/2002                     22,900                      $27.16                 Open Market Purchase

8/30/2002                     45,000                      $27.38                 Open Market Purchase

8/30/2002                     10,000                      $27.26                 Open Market Purchase

9/5/2002                      10,000                      $27.03                 Open Market Purchase

9/6/2002                      22,100                      $26.86                 Open Market Purchase

9/9/2002                      30,000                      $26.64                 Open Market Purchase

9/12/2002                     10,000                      $25.82                 Open Market Purchase

9/13/2002                     20,000                      $25.74                 Open Market Purchase

9/17/2002                     40,000                      $25.13                 Open Market Purchase

9/18/2002                     20,000                      $24.98                 Open Market Purchase

9/19/2002                     35,000                      $24.67                 Open Market Purchase

9/20/2002                     20,000                      $24.26                 Open Market Purchase


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers has traded Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------------------------------------------

          Not Applicable

Item 7.  Material to be filed as exhibits
         --------------------------------

          Not Applicable

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  October 2, 2002


                                  ATLANTIC INVESTMENT MANAGEMENT, INC.


                                  By: /s/ Alexander J. Roepers
                                  ----------------------------------------
                                     Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).